Exhibit 1.1

MEDIA RELEASE

AsiaSat announces its intention to deregister under the U.S. Exchange Act

Hong Kong, March 10, 2009 - Asia Satellite Telecommunications Holdings Limited (“AsiaSat”) announced today its intention to deregister from the U.S. Securities and Exchange Commission (“SEC”) and terminate its reporting obligations under Section 12(g) of the U.S. Securities Exchange Act of 1934 (“Exchange Act”).

As previously announced, AsiaSat delisted its American Depositary Shares from the New York Stock Exchange on January 28, 2008; and the Deposit Agreement terminated on February 28, 2008.

AsiaSat intends to file a Form 15F with the SEC on March 10, 2009 to effect the deregistration and termination of reporting obligations pursuant to Rule 12h-6 under the Exchange Act, which permits deregistration of a class of registered securities if the average daily trading volume of the class of securities in the United States for a recent 12-month period has been no greater than 5 percent of the average daily trading volume of the class on a worldwide basis for the same period. AsiaSat’s reporting obligations under the Exchange Act (including the obligation to file the Annual Report on Form 20-F that would otherwise be due June 2009) will be suspended immediately upon filing of the Form 15F. If the SEC has no objection, the deregistration and termination of reporting obligations will become effective not later than 90 days after the filing (unless the Form 15F is earlier withdrawn by AsiaSat).

AsiaSat’s ordinary shares will continue to be listed on the Hong Kong Stock Exchange. AsiaSat will provide investors access to English language versions of material financial information and other material investor information required by Rule 12g3-2(b) of the Exchange Act on its website at http://www.asiasat.com/.

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Media inquiries:
Asia Satellite Telecommunications Company Limited
Sabrina Cubbon, General Manager Marketing	Winnie Pang, Manager, Corporate Affairs
Tel: (852) 2500 0899	Tel: (852) 2500 0899
Mobile: (852) 9097 1210	Fax: (852) 2500 0895
Fax: (852) 2500 0895	Email: wpang@asiasat.com
Email: scubbon@asiasat.com